UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ocean Resources, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

674897103

(CUSIP Number)

MAC Partners LP
2705 Canton Street
Dallas, Texas 75226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 674897103

1.	Name of Reporting Person: MAC Partners LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,749,200

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,749,200

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,749,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): PN

2

Item 1. Security and Issuer

This statement relates to the common stock, $0.0001 par value per share (“Common Stock”) of Ocean Resources, Inc. (the “Issuer”). The principal executive offices of the Issuer are presently located at 2705 Canton Street, Dallas, Texas 75226.

Item 2. Identity and Background

This statement is filed by MAC Partners LP, a Texas limited partnership. The principal business of MAC Partners LP is merchant banking. The address of its principal office is 2705 Canton Street, Dallas, Texas 75226.

During the last five years, MAC Partners LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, MAC Partners LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The general partner of MAC Partners LP is MAC General Partner, LLC, a Texas limited liability company. MAC General Partner, LLC owns 1% of MAC Partners LP. The principal business of MAC General Partner, LLC is the ownership and holding of investment securities. The address of its principal office is 2705 Canton Street, Dallas, Texas 75226.

During the last five years, MAC General Partner, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, MAC General Partner, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

MAC General Partner, LLC is 100% owned by J. Mark Ariail. The address of his principal office is 2705 Canton Street, Dallas, Texas 75226.

During the last five years, J. Mark Ariail has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, J. Mark Ariail has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of January 12, 2004, the date of the event requiring the filing of this statement, (a) 1,537,500 of the 1,749,200 shares held by MAC Partners LP were acquired from the Issuer in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners LP, and (b) 175,000 of the 1,749,200 shares held by MAC Partners LP were acquired from the Issuer in a sale of business transaction. The balance of the shares held by MAC Partners LP was acquired in open market transactions, and the source of funds used to purchase such securities was working capital of MAC Partners LP.

As of July 1, 2004, (a) 3,581,703 of the 4,258,303 shares held by MAC Partners LP were acquired from the Issuer in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners LP, and (b) 675,000 of the 4,258,303 shares held by MAC Partners LP were acquired from the Issuer in a sale of business transaction. The balance of the shares held by MAC Partners LP was acquired in open market transactions, and the source of funds used to purchase such securities was working capital of MAC Partners LP.

As of January 12, 2004, the date of the event requiring the filing of this statement, MAC General Partner, LLC owned 500,000 shares of common stock of the Issuer. All of such shares were acquired through the assumption by MAC General Partner, LLC of a loan repayment obligation of MAC Partners LP, and the source of funds was working capital of MAC General Partner, LLC. MAC General Partner, LLC has disclaimed beneficial ownership of the shares of the Issuer held by MAC Partners LP.

As of July 1, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer. 500,000 of such shares were acquired through the assumption by MAC General Partner, LLC of a loan repayment obligation of MAC Partners LP, and the source of funds was working capital of MAC General Partner, LLC. The balance of the shares held by MAC General Partner, LLC was acquired for services performed, and the source of funds was MAC Partners, LP. MAC General Partner, LLC has disclaimed beneficial ownership of the shares of the Issuer held by MAC Partners LP.

As of January 12, 2004, the date of the event requiring the filing of this statement, J. Mark Ariail owned no shares of common stock of the Issuer. As of July 1, 2004, J. Mark Ariail owned no shares of common stock of the Issuer. J. Mark Ariail has disclaimed beneficial ownership of the shares of the Issuer held by MAC Partners LP.

Item 4. Purpose of Transaction

All securities of the Issuer owned by MAC Partners LP have been acquired by MAC Partners LP for investment purposes only.

All securities of the Issuer owned by MAC General Partner LLC have been acquired by MAC General Partner LLC for investment purposes only.

Not applicable for J. Mark Ariail.

Item 5. Interest in Securities of the Issuer

(a)	As of January 12, 2004, MAC Partners LP owned 1,749,200 shares of common stock of the Issuer, representing approximately 6.9% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of January 12, 2004, MAC Partners LP had sole power to vote 1,749,200 of the shares of common stock of the Issuer. MAC Partners LP had sole power to dispose of 1,749,200 of the shares of common stock of the Issuer.

(c)	During the sixty days prior to January 12, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

	Number of Shares
Date of Transaction	Acquired	Price per Share
12/17/03	20,000	$0.34
12/18/03	16,000	$0.2838
12/19/03	8,500	$0.27
12/24/03	15,000	$0.2367
12/26/03	5,000	$0.24
12/29/03	49,200	$0.2715
1/8/04	5,000	$0.29
1/9/04	8,000	$0.29
1/12/04	10,000	$0.29

Also during the sixty days prior to January 12, 2004, MAC Partners LP acquired (a) 175,000 shares from the Issuer on January 1, 2004 in a sale of business transaction, (b) 175,000 shares from the Issuer on January 1, 2004 for certain management and consulting services in connection with the acquired business, and (c) 1,250,000 shares from the Issuer on January 12, 2004 in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners LP.

Also during the sixty days prior to January 12, 2004, MAC Partners LP sold 100,000 shares of the common stock of the Issuer at $0.20 per share in a private block sale transaction effected on January 7, 2004.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of January 28, 2004, MAC Partners LP owned 1,712,500 shares of common stock of the Issuer, representing approximately 5.0% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of January 28, 2004, MAC Partners LP had sole power to vote 1,712,500 shares of common stock of the Issuer. MAC Partners LP had sole power to dispose of 1,712,500 shares of common stock of the Issuer.

(c)	During the time frame of January 13, 2004 to January 28, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction	Number of Shares	Price per Share
1/13/04	20,000	$0.275
1/14/04	5,000	$0.29
1/15/04	6,000	$0.29
1/16/04	1,000	$0.29
1/20/04	5,000	$0.29
1/21/04	5,000	$0.29

Also during the time frame of January 13, 2004 to January 28, 2004, MAC Partners LP sold (a) 39,661 shares of the common stock of the Issuer at $0.199 per share in an open market transaction effected on January 22, 2004 and (b) 39,039 shares of the common stock of the Issuer at $0.2164 per share in an open market transaction effected on January 28, 2004.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of February 18, 2004, MAC Partners LP owned 2,505,500 shares of common stock of the Issuer, representing approximately 6.5% of the issued and outstanding shares of common stock of the Issuer.

(b)	MAC Partners LP had sole power to vote 2,505,500 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 2,505,500 shares of common stock of the Issuer.

(c)	During the time frame of January 29, 2004 to February 18, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction	Number of Shares	Price per Share
2/12/04	12,000	11,000 @ $0.24 and
		1,000 @ $0.22
2/13/04	70,000	35,000 @ $0.25 and
		35,000 @ $0.24
2/17/04	13,000	5,000 @ $0.24 and 5,000
		@ $0.27 and 1,000 each
		@ $0.25, $0.28 and
		$0.29
2/18/04	11,000	$0.5

Also during the time frame of January 29, 2004 to February 18, 2004, MAC Partners LP acquired 400,000 shares from the Issuer on each of February 11, 17 and 18, 2004 in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners LP.

Also during the time frame of January 29, 2004 to February 18, 2004, MAC Partners LP sold (a) 8,000 shares of the common stock of the Issuer at $0.2063 per share in an open market transaction effected on January 30, 2004, (b) 20,000 shares of common stock of the Issuer at $0.15 per share in a private transaction effected on February 10, 2004, (c) 80,000 shares of common stock of the Issuer at $0.15 per share in a private transaction effected on February 11, 2004, (d) 45,000 shares of common stock of the Issuer at $0.15 per share in a private transaction effected on February 12, 2004, and (e) 60,000 shares of common stock of the Issuer at $0.15 per share in a private transaction effected on February 13, 2004.

Also during the time frame of January 29, 2004 to February 18, 2004, MAC Partners LP conveyed 125,000 shares of common stock of the Issuer to MAC General Partner, LLC on February 11, 2004, in consideration of services rendered to MAC Partners LP.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of February 20, 2004, MAC Partners LP owned 3,001,500 shares of common stock of the Issuer, representing approximately 7.6% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of February 20, 2004, MAC Partners LP had sole power to vote 3,001,500 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 3,001,500 shares of common stock of the Issuer.

(c)	During the time frame of February 19, 2004 to February 20, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction	Number of Shares	Price per Share
2/19/04	30,000	20,000 @ $0.39 and
		5,000 @ $0.41 and 5,000
		@ $0.42
2/20/04	66,000	$0.3746

Also during the time frame of February 19, 2004 to February 20, 2004, MAC Partners LP acquired 400,000 shares from the Issuer on February 20, 2004 in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners LP.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of February 26, 2004, MAC Partners LP owned 3,605,500 shares of common stock of the Issuer, representing approximately 9.1% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of February 26, 2004, MAC Partners LP had sole power to vote 3,605,500 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 3,605,500 shares of common stock of the Issuer.

(c)	During the time frame of February 21, 2004 to February 26, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction	Number of Shares	Price per Share
2/23/04	64,000	44,000 @ $0.3354 and
		15,000 @ $0.34 and
		5,000 @ $0.35
2/24/04	40,000	35,000 @ $0.3214 and
		5,000 @ $0.29

Also during the time frame of February 21, 2004 to February 26, 2004, MAC Partners LP acquired 500,000 shares from the Issuer on February 26, 2004 in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners LP.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of March 12, 2004, MAC Partners LP owned 2,996,000 shares of common stock of the Issuer, representing approximately 7.8% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of March 12, 2004, MAC Partners LP had sole power to vote 2,996,000 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 2,996,000 shares of common stock of the Issuer.

(c)	During the time frame of February 27, 2004 to March 12, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction		Number of Shares	Price per Share
3/2/04	5,000	$0.36
3/3/04	3,500	$0.30
3/4/04	5,000	$0.32
3/11/04	1,000	$0.27
3/12/04	1,000	$0.26

Also during the time frame of February 27, 2004 to March 12, 2004, MAC Partners LP sold (a) 40,000 shares of common stock of the Issuer at $0.15 per share in a private transaction effected on March 1, 2004, (b) 35,000 shares of common stock of the Issuer at $0.15 per share in a private transaction effected on March 2, 2004, (c) 200,000 shares of common stock of the Issuer at $0.125 per share in a private transaction effected on March 9, 2004, (d) 100,000 shares of common stock of the Issuer at $0.125 per share in a private transaction effected on March 10, 2004, and (e) 250,000 shares of common stock of the Issuer at $0.125 per share in a private transaction effected on March 12, 2004.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of March 22, 2004, MAC Partners LP owned 3,887,000 shares of common stock of the Issuer, representing approximately 9.2% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of March 22, 2004, MAC Partners LP had sole power to vote 3,887,000 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 3,887,000 shares of common stock of the Issuer.

(c)	During the time frame of March 13, 2004 to March 22, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction	Number of Shares	Price per Share
3/16/04	88,000	$0.245
3/17/04	11,000	$0.2245
3/19/04	17,000	$0.21
3/22/04	25,000	$0.206

Also during the time frame of March 13, 2004 to March 22, 2004, MAC Partners LP sold (a) 150,000 shares of common stock of the Issuer at $0.13 per share in a private transaction effected on March 18, 2004 and (b) 100,000 shares of common stock of the Issuer at $0.13 per share in a private transaction effected on March 22, 2004.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of March 23, 2004, MAC Partners LP owned 3,641,000 shares of common stock of the Issuer, representing approximately 8.1% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of March 23, 2004, MAC Partners LP had sole power to vote 3,641,000 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 3,641,000 shares of common stock of the Issuer.

(c)	On March 23, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction	Number of Shares	Price per Share
3/23/04	4,000	$0.21

Also on March 23, 2004, MAC Partners LP sold 250,000 shares of common stock of the Issuer at $0.13 per share in a private transaction.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of April 12, 2004, MAC Partners LP owned 3,244,300 shares of common stock of the Issuer, representing approximately 6.8% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of April 12, 2004, MAC Partners LP had sole power to vote 3,244,300 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 3,244,300 shares of common stock of the Issuer.

(c)	During the time frame of March 24, 2004 to April 12, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction	Number of Shares	Price per Share
4/8/04	3,000	$0.21
4/12/04	300	$0.21

Also during the time frame of March 24, 2004 to April 12, 2004, MAC Partners LP acquired 500,000 shares of the Issuer on March 29, 2004 in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners LP.

Also during the time frame of March 24, 2004 to April 12, 2004, MAC Partners LP sold (a) 150,000 shares of the Issuer at $0.116 per share in a private transaction effected on March 25, 2004, (b) 25,000 shares of the Issuer at $0.194 per share in an open market transaction effected March 25, 2004, (c) 25,000 shares of the Issuer at $0.14 per share in a private transaction effected March 26, 2004, (d) 300,000 shares of the Issuer at $0.147 per share in a private transaction effected March 30, 2004, (e) 200,000 shares of the Issuer at $0.14 per share in a private transaction effected April 2, 2004 and (f) 200,000 shares of the Issuer at $0.15 per share in a private transaction effected April 12, 2004.

(d)	Not applicable.

(e)	Not applicable

***

(a)	As of April 20, 2004, MAC Partners LP owned 2,771,003 shares of common stock of the Issuer, representing approximately 5.8% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of April 20, 2004, MAC Partners LP had sole power to vote 2,771,003 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 2,771,003 shares of common stock of the Issuer.

(c)	During the time frame of April 13, 2004 to April 20, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction	Number of Shares	Price per Share
4/13/04	133	$0.22
4/14/04	600	300 shares at $0.22 and
		300 shares at $0.20
4/15/04	220	$0.20
4/16/04	22,500	$0.20
4/19/04	1,000	$0.20
4/20/04	2,250	$0.19

Also during the time frame of April 13, 2004 to April 20, 2004, MAC Partners LP sold (a) 200,000 shares of the Issuer at $0.15 per share in a private transaction effected on April 13, 2004, (b) 300,000 shares of the Issuer at $0.15 per share in a private transaction effected on April 20, 2004.

(d) Not applicable.

(e) Not applicable.

***

(a)	As of June 10, 2004, MAC Partners LP owned 4,243,303 shares of common stock of the Issuer, representing approximately 7.8% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of June 10, 2004, MAC Partners LP had sole power to vote 4,243,303 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 4,243,303 shares of common stock of the Issuer.

(c)	During the time frame of April 21, 2004 to June 10, 2004, MAC Partners LP acquired shares of common stock of the Issuer in open market transactions. The table set forth below details each transaction:

Date of Transaction	Number of Shares	Price per Share
5/3/04	10,800	$0.16 for 2,500 shares;
		$0.18 for 1,100 shares;
5/5/04	10,500	$0.175 for 5,000 shares;
		$0.17 for 5,000 shares;
		$0.155 for 1,000 shares;
		$0.15 for 2,000 shares;
5/6/04	100	$0.155
5/7/04	2,400	$0.14 for 2,000 shares,
		$0.14 for 400 shares
5/10/04	101,000	$0.13 for 20,000 shares,
		$0.14 for 81,000 shares
5/11/04	5,300	$0.15
5/12/04	12,000	$0.15 for 1,000 shares,
		$.135 for 10,00 shares,
		$.13 for 1,000 shares
5/14/04	500	$0.14
5/17/04	600	$0.14 for 500 shares,
		$0.15 for 100 shares
5/19/04	1,000	$0.18
5/20/04	67,500	$0.185 for 15,000 shares,
		$0.19 for 5,000 shares,
		$0.21 for 22,500 shares,
		$0.20 for 20,000 shares,
		$0.20 for 5,000 shares
5/21/04	26,000	$0.19 for 1,000 shares,
		$0.185 for 25,000 shares
6/08/04	6,000	$0.17
6/10/04	5,000	$0.16

Also during the time frame of April 21, 2004 to June 10, 2004, MAC Partners LP acquired (a) 500,000 shares of the Issuer on May 25, 2004 in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners LP, and (b) 1,000,000 shares of the Issuer on June 10, 2004 in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners LP, and (c) 435,000 shares of the Issuer on June 29, 2004 in consideration of services rendered to the Issuer by individuals affiliated with MAC Partners, LP.

Also during the time frame of April 21, 2004 to June 10, 2004, MAC Partners LP sold 400,000 shares of the Issuer for $0.12 per share in a private transaction effected on May 25, 2004.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of June 25, 2004, MAC Partners LP owned 3,823,303 shares of common stock of the Issuer, representing approximately 6.5% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of June 25, 2004, MAC Partners LP had sole power to vote 3,823,303 shares of common stock of the Issuer, and MAC Partners LP had sole power to dispose of 3,823,303 shares of common stock of the Issuer.

(c)	During the time frame of June 11, 2004 to June 25, 2004, MAC Partners LP did not acquire any shares of common stock of the Issuer in open market transactions.

Also during the time frame of June 11, 2004 to June 25, 2004, MAC Partners LP sold 250,000 shares of the Issuer for $0.10 per share in a private transaction effected on June 17, 2004.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of January 12, 2004, MAC General Partner, LLC owned 500,000 shares of common stock of the Issuer, representing approximately 2.0% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of January 12, 2004, MAC General Partner, LLC had sole power to vote 500,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 500,000 of the shares of common stock of the Issuer.

(c)	During the sixty days prior to January 12, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of January 28, 2004, MAC General Partner, LLC owned 500,000 shares of common stock of the Issuer, representing approximately 1.5% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of January 28, 2004, MAC General Partner, LLC had sole power to vote 500,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 500,000 of the shares of common stock of the Issuer.

(c)	During the time frame of January 13, 2004 to January 28, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of February 18, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.6% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of February 18, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	During the time frame of January 29, 2004 to February 18, 2004, MAC General Partner, LLC acquired 125,000 shares of common stock of the Issuer from MAC Partners LP on February 11, 2004 in consideration of services rendered to MAC Partners LP.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of February 20, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.6% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of February 20, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	During the time frame of February 19, 2004 to February 20, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of February 26, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.6% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of February 26, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	During the time frame of February 21, 2004 to February 26, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of March 12, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.6% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of March 12, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	During the time frame of February 27, 2004 to March 12, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of March 22, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.5% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of March 22, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	During the time frame of March 13, 2004 to March 22, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of March 23, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.4% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of March 23, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	On March 23, 2004 MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of April 12, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.3% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of April 12, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	During the time frame of March 24, 2004 to April 12, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of April 20, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.3% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of April 20, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	During the time frame of April 13, 2004 to April 20, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of June 10, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.2% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of June 10, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	During the time frame of April 21, 2004 to June 10, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of June 25, 2004, MAC General Partner, LLC owned 625,000 shares of common stock of the Issuer, representing approximately 1.1% of the issued and outstanding shares of common stock of the Issuer.

(b)	As of June 25, 2004, MAC General Partner, LLC had sole power to vote 625,000 of the shares of common stock of the Issuer, and MAC General Partner, LLC had sole power to dispose of 625,000 of the shares of common stock of the Issuer.

(c)	During the time frame of June 11, 2004 to June 25, 2004, MAC General Partner, LLC acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of January 12, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the sixty days prior to January 12, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(b)	As of January 28, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(c)	Not applicable.

(d)	During the time frame of January 13, 2004 to January 28, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(e)	Not applicable.

(f)	Not applicable.

***

(a)	As of February 18, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the time frame of January 29, 2004 to February 18, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of February 20, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the time frame of February 19, 2004 to February 20, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of February 26, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the time frame of February 21, 2004 to February 26, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of March 12, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the time frame of February 27, 2004 to March 12, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of March 22, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the time frame of March 13, 2004 to March 22, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of March 23, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	On March 23, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of April 12, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the time frame of March 24, 2004 to April 12, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of April 20, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the time frame of April 13, 2004 to April 20, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of June 10, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the time frame of April 21, 2004 to June 10, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

***

(a)	As of June 25, 2004, J. Mark Ariail owned no shares of common stock of the Issuer.

(b)	Not applicable.

(c)	During the time frame of June 11, 2004 to June 25, 2004, J. Mark Ariail acquired no shares of common stock of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

July 1, 2004

Signature

/s/ J. Mark Ariail

Name/Title	Printed Name: J. Mark Ariail Title: President, MAC Partners LP